VIA SEDAR

February 28, 2003

TO:    Alberta Securities Commission
           British Columbia Securities Commission
           Ontario Securities Commission
           Quebec Securities Commission
           TSX Ventue Exchange

RE: SILVER STANDARD RESOURCES INC.

We advise the following with respect to our upcoming Annual General Meeting of Shareholders.

1.	Reporting Issuer:	Silver Standard Resources Inc.

2.	Meeting Date:	May 14, 2003

3.	Record Date for Notice:	April 4, 2003

4.	Record Date for Voting:	April 4, 2003

5.	Beneficial Ownership Determination Date:	April 4, 2003

6.	Class of Securities to Receive Notice:	Common CUSIP No. 82823L-10-6

7.	Class of Securities Entitled to Vote:	Common CUSIP No. 82823L-10-6

8.	Type of Business to be Conducted at Meeting:	Non-routine

Yours truly,

SILVER STANDARD RESOURCES INC.

/s/ Linda J. Sue

Linda J. Sue
Corporate Secretary

LJS:mlh